Frontier Communications Corporation

401 Merritt 7

Norwalk, Connecticut 06851

(203) 614-5600

August 18, 2015

BY EDGAR – CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:        Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-11001

Dear Mr. Spirgel:

Please find below the response of Frontier Communications Corporation to your comment letter dated August 6, 2015, relating to Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  For the staff’s convenience, we have repeated each of the comments in your letter in italicized, boldface type, followed by our responses in regular type, and numbered each of our responses to correspond with the comment number in your letter.

1.

We note that you indicate that your decline in revenues was partially offset by an increase in data services revenue between 2013 and 2014. However when you exclude the impact of your Connecticut operations, data revenues declined slightly between 2013 and 2014. Please discuss whether management’s short term focus will continue to be growth and improved financial results through acquisitions as opposed to organic growth. Discuss management’s strategies for improving the organic growth of data services revenue.

In regard to the staff’s comments on the reported increase in data services revenue and the reported decline in data revenues, excluding Connecticut operations, we note that there is an important distinction between what we call “data services revenue” and what the staff refers to as “data revenue” – which we call “Data and Internet services revenue.”    As discussed below, what the staff refers to as “data revenue” actually consists of two distinct parts: (i) data services revenue and (ii) nonswitched access revenue.  As discussed below (and as disclosed in our Form 10-K), data services revenue for Frontier (excluding Connecticut) did increase in 2014, as compared to 2013.  When combined with nonswitched access in the category we call “Data and Internet services revenue” there was a relatively small year over year decline.

U.S. Securities and Exchange Commission

August 18, 2015

In the Revenue summary section of MD&A on page 28 of our most recent Form 10-K,  we refer to an increase in data services revenue in the following manner:

“Revenue for 2014 increased $11 million to $4,772 million as compared to 2013.  Excluding additional revenue of $216 million attributable to the Connecticut operations, our revenue for 2014 decreased $205 million, or 4%, as compared to 2013.  This decline in 2014 is primarily the result of decreases in voice services revenues and lower switched and nonswitched access revenue, partially offset by an increase in data services revenue, each as described in more detail below.” (emphasis added)

The Revenue and Customer Related Metrics table on page 30 of MD&A includes a caption for Data and Internet services that reflects a total decline of $7 million for Frontier Legacy (i.e., Frontier , excluding Connecticut) operations from 2013 to 2014.  We believe this is the decline in “data revenues” to which the staff refers.  As noted above, and as discussed in the variances section for Data and Internet services on page 31 of MD&A, however, the Data and Internet services category includes two components of revenue – (i) data services revenue and (ii) nonswitched access revenue.  Further, as also noted above, in the comparison of 2014 and 2013 results for Frontier Legacy operations, data services revenue increased $85 million in 2014, while nonswitched access revenues decreased $92 million in 2014, resulting in the net decrease of $7 million for the Data and Internet services revenue category on a combined basis, as we stated in MD&A on page 31:

“Data and Internet Services

Data and Internet services revenues for 2014 decreased $7 million as compared with 2013.  Data and Internet services includes nonswitched access revenue from data transmission services to other carriers and high-volume business customers with dedicated high-capacity Internet and Ethernet circuits.  These nonswitched access revenues decreased $92 million, or 10%, primarily due to lower monthly recurring charges attributable to a reduction in wireless backhaul and other carrier service revenues.  These decreases were mostly offset by increases in data services revenues of $85 million, or 9%, primarily due to a 6% increase in the total number of broadband customers and sales of Frontier Secure products.  We expect wireless data usage to continue to increase, which may drive the need for additional wireless backhaul capacity.  Despite the need for additional capacity, we expect to continue to experience declines in wireless backhaul revenue in 2015, as our carrier partners migrate to Ethernet solutions at lower price points and certain customers migrate to our competitors.”

Please note that we also include additional discussion of our Data and Internet services revenue category under Item 1 of our Form 10-K in the Communications Services section on pages 3 and 4 and in the Revenue Generation section on pages 5 and 6.

In regard to the staff’s comments on focus and strategy, management’s short and long term focus, as discussed in Item 1 of our Form 10-K under Company Strategies on pages 4 and 5,  will continue to be both organic growth (including the growing category of data services revenues, such as broadband) -- as disclosed in detail under the first five headings in Company Strategies: “Lead with Broadband,” “Drive Revenue Performances,” “Keep Our Customers,” “Invest in Our Network,” and “Improve Productivity and Operational Efficiency”  -- and through acquisitions, as disclosed under the sixth heading: “Evaluate Strategic Initiatives.”

U.S. Securities and Exchange Commission

August 18, 2015

2.

In your various quarterly earnings calls and industry presentations, we note your discussion of the performance of your business by customers as divided into different strata (based upon average revenue per customer). Please expand your MD&A to include this information. Additionally, these strata each appear to generate differing amounts of revenue and appear to have different operating margins. Please expand your disclosure to provide a complete picture of the relationship of revenue and operating margins for each of the various strata that you identify. Also, consider disclosing the margins for each of the various strata. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

Frontier’s discussion of the performance of our business by customers (based on average revenue per customer) is included in the MD&A section of our Form 10-K  and Form 10-Q  filings.  We have been of the view that MD&A disclosure gives greater accessibility for the average reader to this important information than inclusion in the Notes, which we believe is consistent with the interpretive guidance in SEC Release 33-8350.

The revenue summary section of the MD&A on page 28 of our Form 10-K for 2014 includes the following detailed discussion of total customers, residential revenue/customers/customer monthly churn/ARPC (average revenue per customer), business revenue/customers/ARPC and broadband subscribers:

“During 2014, we gained 445,300 customers, net, as compared to a loss of 98,900 customers, net, in 2013 and a loss of 240,500 customers, net, in 2012. Excluding 526,900 customers attributable to the Connecticut Acquisition, we lost 81,600 customers, net, in 2014. We believe the improved customer retention in 2014 as compared to prior years is principally due to our investments in our network, our local engagement strategy, improved customer service and simplified products and pricing.

“Total residential revenue for 2014 increased $65 million, or 3%, as compared to 2013. Total residential revenue for 2014 included $116 million of revenue attributable to the Connecticut operations. Total residential revenue for our Frontier legacy operations declined $51 million, or 3%, as compared with 2013, primarily as a result of decreases in voice services revenue and the sale of our interest in the Mohave partnership, partially offset by increases in data services revenue. We had approximately 3,214,800, 2,803,500 and 2,887,100 total residential customers as of December 31, 2014, 2013 and 2012, respectively.  Excluding 478,100 total residential customers attributable to the Connecticut Acquisition in 2014, we lost approximately 66,800, 83,600 and 216,700 residential customers, net, during 2014, 2013 and 2012, respectively, principally driven by declines in voice customers. Our residential customer monthly churn was 1.73%, 1.69% and 1.62% for 2014, 2013 and 2012, respectively. Average monthly residential revenue per customer (residential ARPC) increased $1.88, or 3%, to $61.11 during 2014 as compared to 2013. The overall increase in residential ARPC is due to a higher percentage of the Company’s residential customers that take broadband services, Frontier Secure products, broadband customer migration to higher speeds and certain pricing actions. The Company expects continuing increases in data services revenue, primarily driven by increased broadband subscribers, and continuing declines in voice services revenue.

U.S. Securities and Exchange Commission

August 18, 2015

“Total business revenue for 2014 decreased $23 million, or 1%, as compared to 2013. Total business revenue for 2014 included $90 million of revenue attributable to the Connecticut operations. Total business revenue for our Frontier legacy operations declined $113 million, or 5%, as compared with 2013, principally as a result of decreases in our voice services revenue and wireless backhaul revenue. We had approximately 304,700, 270,800 and 286,100 total business customers as of December 31, 2014, 2013 and 2012, respectively. Excluding 48,800 total business customers attributable to the Connecticut Acquisition in 2014, we lost approximately 14,900, 15,300 and 23,800 business customers, net, during 2014, 2013 and 2012, respectively. Average monthly business revenue per customer (business ARPC) increased $7.11, or 1%, to $661.15 during 2014 as compared to 2013. The overall increase in business ARPC is primarily due to declining customer counts for our small business customers that carry a lower ARPC. The Company expects the declines in voice services revenue and wireless backhaul from business customers to continue in 2015, mitigated, in part, by increases in data services revenue.

“During 2014, the Company added approximately 507,200 net broadband subscribers. Excluding 398,600 broadband subscribers attributable to the Connecticut Acquisition, we added approximately 108,700 net broadband subscribers in 2014. During 2013 and 2012, the Company added approximately 112,250 and 23,400 net broadband subscribers, respectively. As of December 31, 2014, approximately 68% of our residential broadband customers subscribed to a bundle of services. As of December 31, 2014, we were able to offer broadband to approximately 7.8 million households, or 92% of the 8.5 million households in our markets. The increase in broadband subscribers contributed to our improved data services revenue performance. We continue to invest in network speed and capacity to support our goal of increasing broadband penetration and market share. We expect to continue to increase broadband subscribers in 2015.

“Management believes that customer counts and average monthly revenue per customer are important factors in evaluating our trends.  Among the key services we provide to residential customers are voice service, data service and video service. We continue to explore the potential to provide additional services to our customer base, with the objective of meeting all of our customers’ communications needs. For business customers we provide voice and data services, as well as a broad range of value-added services.

“In the section  “Revenue and Customer Related Metrics” below is a table that presents customer counts, average monthly revenue per customer and customer churn.  It also categorizes revenue into customer revenue (residential and business) and regulatory revenue (switched access and subsidy revenue).  The decline in the number of customers was partially offset by increased penetration of additional higher revenue generating products sold to both residential and business customers, which has increased our average monthly revenue per customer.”

U.S. Securities and Exchange Commission

August 18, 2015

With regard to the staff’s comment on disclosing separate operating margins for the residential versus business portions of our operations,  we respectfully note the following:

•

In order to calculate and provide separate operating margins for the residential and business portions of our operations, we would need to allocate  or segregate our expenses to residential versus business.  We do not so allocate or segregate our expenses because we deliver predominately all of our services through one common network, i.e., common expense, so an attempt to allocate that genuinely common expense would, in our view, introduce an arbitrary aspect that would make it less meaningful to the readers of our financial statements.  For the same reason, we do not calculate or use separate operating margins in managing Frontier.

•	We do not present operating margins in our consolidated statements of operations, but do report total revenue, total operating expenses and total operating income.

•

We respectfully suggest that our approach is typical for telecommunications companies: in reviewing the disclosures by other telecommunications companies, we did not find any discussion of operating margins for the residential versus business portions of their operations.  The relevant information for residential and business revenues and ARPC’s is included in such disclosures, without further breakdowns of related expenses or margins.

•	Frontier currently operates in only one reportable segment, as stated in Note 14 to Consolidated Financial Statements of our Form 10-K.

*   *   *   *

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comment letter and please do not hesitate to call me if you have any questions or need any additional information.

Sincerely,

/s/ John M. Jureller

John M. Jureller

Executive Vice President and

Chief Financial Officer

Frontier Communications Corporation